                                  SCHEDULE 13D
                                 (Rule 13d-101)


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                   Under the Securities Exchange Act of 1934
                                Amendment No. 4
                                             ---

                           Pride International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   74153Q102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

   Thomas R. Denison - First Reserve Corporation, 1801 California St., #4110,
                        Denver, CO 80202, (303) 382-1270
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  March 4, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                          -------------------
CUSIP NO. 74153Q102               SCHEDULE 13D               Pages 2 OF 20 Pages
-------------------                                          -------------------


--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      First Reserve Fund VII, Limited Partnership
      I.R.S. No.:  06-1457408
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)   [ ]
                                                                       (b)   [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                     7   SOLE VOTING POWER

                         0
      NUMBER OF      -----------------------------------------------------------
                     8   SHARED VOTING POWER
       SHARES
                         882,663
     BENEFICIALLY    -----------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER
       OWNED BY
                         0
      REPORTING      -----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER
        WITH
                         882,663
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      882,663
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      0.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------                                          -------------------
CUSIP NO. 74153Q102               SCHEDULE 13D               Pages 3 OF 20 Pages
-------------------                                          -------------------


--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      First Reserve Fund VIII, L.P.
      I.R.S. No.:  06-1507364
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)   [ ]
                                                                       (b)   [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                     7   SOLE VOTING POWER

                         0
      NUMBER OF      -----------------------------------------------------------
                     8   SHARED VOTING POWER
       SHARES
                         10,765,071
     BENEFICIALLY    -----------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER
       OWNED BY
                         0
      REPORTING      -----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER
        WITH
                         10,765,071
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,765,071
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      8.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------                                          -------------------
CUSIP NO. 74153Q102               SCHEDULE 13D               Pages 4 OF 20 Pages
-------------------                                          -------------------


--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      First Reserve GP VII, L.P.
      I.R.S. No.:  06-1520256
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)   [ ]
                                                                       (b)   [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      N/A

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                     7   SOLE VOTING POWER

                         0
      NUMBER OF      -----------------------------------------------------------
                     8   SHARED VOTING POWER
       SHARES
                         882,663
     BENEFICIALLY    -----------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER
       OWNED BY
                         0
      REPORTING      -----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER
        WITH
                         882,663
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      882,663
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      0.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------                                          -------------------
CUSIP NO. 74153Q102               SCHEDULE 13D               Pages 5 OF 20 Pages
-------------------                                          -------------------


--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      First Reserve GP VIII, L.P.
      I.R.S. No.:  06-1507318
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)   [ ]
                                                                       (b)   [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      N/A

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                     7   SOLE VOTING POWER

                         0
      NUMBER OF      -----------------------------------------------------------
                     8   SHARED VOTING POWER
       SHARES
                         10,765,071
     BENEFICIALLY    -----------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER
       OWNED BY
                         0
      REPORTING      -----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER
        WITH
                         10,765,071
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,765,071
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      8.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------                                          -------------------
CUSIP NO. 74153Q102               SCHEDULE 13D               Pages 6 OF 20 Pages
-------------------                                          -------------------


--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      First Reserve Corporation
      I.R.S. No.:  06-1210123
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)   [ ]
                                                                       (b)   [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                     7   SOLE VOTING POWER

                         0
      NUMBER OF      -----------------------------------------------------------
                     8   SHARED VOTING POWER
       SHARES
                         11,667,734
     BENEFICIALLY    -----------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER
       OWNED BY
                         0
      REPORTING      -----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER
        WITH
                         11,667,734
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,667,734
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      8.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------                                          -------------------
CUSIP NO. 74153Q102               SCHEDULE 13D               Pages 7 OF 20 Pages
-------------------                                          -------------------


--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      First Reserve Fund IX, L.P.
      91-208465 2
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)   [ ]
                                                                       (b)   [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                     7   SOLE VOTING POWER

                         0
      NUMBER OF      -----------------------------------------------------------
                     8   SHARED VOTING POWER
       SHARES
                         7,874,015
     BENEFICIALLY    -----------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER
       OWNED BY
                         0
      REPORTING      -----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER
        WITH
                         7,874,015
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,874,015
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      5.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------                                          -------------------
CUSIP NO. 74153Q102               SCHEDULE 13D               Pages 8 OF 20 Pages
-------------------                                          -------------------


--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      First Reserve GP IX, L.P.
      91-208465 3
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)   [ ]
                                                                       (b)   [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                     7   SOLE VOTING POWER

                         0
      NUMBER OF      -----------------------------------------------------------
                     8   SHARED VOTING POWER
       SHARES
                         7,874,015
     BENEFICIALLY    -----------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER
       OWNED BY
                         0
      REPORTING      -----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER
        WITH
                         7,874,015
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,874,015
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      5.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------                                          -------------------
CUSIP NO. 74153Q102               SCHEDULE 13D               Pages 9 OF 20 Pages
-------------------                                          -------------------


--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      First Reserve GP IX, Inc.
      91-209254 2
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)   [ ]
                                                                       (b)   [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                     7   SOLE VOTING POWER

                         0
      NUMBER OF      -----------------------------------------------------------
                     8   SHARED VOTING POWER
       SHARES
                         7,874,015
     BENEFICIALLY    -----------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER
       OWNED BY
                         0
      REPORTING      -----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER
        WITH
                         7,874,015
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,874,015
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [X]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      5.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 4 to the statement on Schedule 13D amends the statement originally filed on July 26, 1999, by First Reserve Fund VII, Limited Partnership, First Reserve Fund VIII, L.P., First Reserve GP VII, L.P., First Reserve GP VIII, L.P., and First Reserve Corporation, and relates to the Common Stock, no par value per share (the "Common Stock"), of Pride International, Inc., a Delaware corporation ("Pride" or the "Company"). That Schedule 13D is hereby amended as set forth below.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 is hereby deleted and replaced with the following:

         This Statement is being filed by First Reserve Fund VII, Limited Partnership ("Fund VII"), First Reserve Fund VIII, L.P. ("Fund VIII"), First Reserve Fund IX, L.P. ("Fund IX," collectively with Fund VII and Fund VIII, the "Funds"), First Reserve GP VII, L.P. ("GP VII"), First Reserve GP VIII, L.P. ("GP VIII"), First Reserve GP IX, L.P. ("GP IX"), First Reserve Corporation ("First Reserve"), and First Reserve GP IX, Inc. (collectively with the Funds, GP VII, GP VIII, GP IX, and First Reserve, the "Reporting Persons").

         Each of the Funds are Delaware limited partnerships with limited terms of existence. Their principal purpose is to make equity, equity-linked and debt investments in companies engaged in various energy and energy related activities. The principal office of each of the Reporting Persons is located at 411 West Putnam Ave., Suite 109, Greenwich, CT 06830. First Reserve is a Delaware corporation, which raises funds for and manages Fund VII, Fund VIII, GP VII and GP VIII, as well as several other similar entities. First Reserve's principal business is to act as the managing general partner and provide investment management services to a limited number of investment partnerships, including Fund VII, Fund VIII, GP VII, and GP VIII. First Reserve GP IX, Inc. is a Delaware corporation, which raises funds for and manages Fund IX and GP IX. First Reserve GP IX, Inc.'s principal business is to act as the managing general partner and provide investment management services to Fund IX and GP IX.

         Information with respect to the executive officers and directors of First Reserve GP IX, Inc., and updated information with respect to the executive officers and directors of First Reserve, including in each case name, business address, present principal occupation or employment and the organization in which such employment is conducted, and their citizenship is listed on the attached Schedule I, which is incorporated in this Amendment 4 to Schedule 13D by reference.

         During the last five years, none of the Reporting Parties nor any executive officer or director of First Reserve or First Reserve GP IX, Inc. has
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE OF FUNDS.

         Item 3 is hereby amended to add the following paragraphs at the end of
Item 3:

         On March 4, 2002, Fund IX purchased 7,874,015 shares of the Company's Common Stock from Deutsche Banc Alex. Brown Inc. ("Deutsche Banc") for a cash payment of $100 million.

         The source of funds for the acquisition of beneficial ownership of the Company's Common Stock by Fund IX is money contributed by limited and general partners of Fund IX. Except in relation to its partnership interest in Fund IX, no funds were acquired directly by GP IX, or by First Reserve GP IX, Inc., for their indirect acquisition of beneficial ownership of the Common Stock.

         The remaining paragraphs of Item 3 are unchanged.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The final paragraph of Item 4 is hereby deleted, and replaced by the following paragraphs:

         Fund IX entered into a Letter Agreement (the "Letter Agreement") with Deutsche Banc on February 26, 2002. Pursuant to the terms and conditions of the Letter Agreement, Fund IX purchased 7,874,015 shares of Common Stock of the Company from Deutsche Banc on March 4, 2002. As consideration for these shares, Fund IX delivered to Deutsche Banc on March 4, 2002 a cash payment of $100 million.

         On March 4, 2002, the Funds entered into the Second Amended and Restated Shareholders Agreement (the "Second Restated Shareholders Agreement") with the Company. Pursuant to the Second Restated Shareholders Agreement, Fund VIII has the right to designate one member of the board of directors of Pride, and can assign this right to either Fund VII or Fund IX. Fund VIII designated William E. Macaulay as its initial nominee for election to the Company's Board. Additionally, the Second Restated Shareholders Agreement (i) restricts the Funds' ability to acquire more than 19% of the voting power of the Company or the number of outstanding shares of any class or series of the Company's securities; (ii) restricts the Funds from selling in certain transactions to any person or group securities of the Company representing 5% or more of voting power of the Company; and (iii) grants the Funds certain demand and piggyback registration rights.

         Each of Fund VII, Fund VIII and Fund IX intend to review on a continuing basis its investment in the Company, and may or may not acquire additional shares, on the open market or otherwise, subject to: the terms of the Second Restated Shareholders Agreement; the price and availability of the Company's securities; subsequent developments affecting the energy market as a whole; the Company and the Company's business and prospects; other investment and business opportunities available to such Fund, general stock market and economic conditions; and other factors. Each of Fund VII, Fund VIII and Fund IX may or may not also decide to dispose of Company securities at any time, including without limitation through adoption and execution of a written plan under Rule 10b5-1 of the Exchange Act of 1934, or to formulate other purposes, plans or proposals regarding the Company or any of its securities based on all of the above factors and on the eventual liquidation of such Fund in accordance with its partnership agreement.

         The remaining paragraphs of Item 4 are unchanged.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby deleted and replaced with the following:

         (a) As of March 4, 2002, the Reporting Persons beneficially owned an aggregate of 19,541,749 shares of Common Stock, which constitute approximately 14.7% of the 132,845,118 shares of Common Stock outstanding as of February 27, 2002, as reported to First Reserve by the Company.

         The number and percentage of shares of Common Stock beneficially owned by each Reporting Person are as follows:

                                                                                             Percentage of Shares of
                                                                                                  Common Stock
                                                                                                 Outstanding on
                                                                      Shares                   February 27, 2002
                                                                   ---------------           -----------------------

Fund VII(1)                                                            882,663(2)                     0.7%

Fund VIII(1)                                                        10,765,071(3)                     8.1%

Fund IX                                                              7,874,015(4)                     5.9%

GP VII(1)                                                              882,663                        0.7%

GP VIII(1)                                                          10,765,071                        8.1%

First Reserve Corporation(1)                                        11,667,734(5)                     8.8%

GP IX(6)                                                             7,874,015                        5.9%

First Reserve GP IX, Inc.(6)                                         7,874,015                        5.9%
                                                                  ------------                     ------
Total for Reporting Persons                                         19,541,749                       14.7%



          (1) GP VII and GP VIII are the general partner of Fund VII and Fund VIII, respectively, and may be deemed to beneficially own the shares of Common Stock owned by Fund VII and Fund VIII. First Reserve Corporation, as the general partner of GP VII and GP VIII, may be deemed to beneficially own all of the shares of Common Stock owned by Fund VII, Fund VIII, GP VII and GP VIII.

         (2) Fund VIII, GP VIII, Fund IX, GP IX, and First Reserve GP IX, Inc. each disclaim beneficial ownership of such shares.

         (3) Fund VII, GP VII, Fund IX, GP IX, and First Reserve GP IX, Inc. each disclaim beneficial ownership of such shares.

         (4) Fund VII, GP VII, Fund VIII, GP VIII, and First Reserve Corporation each disclaim beneficial ownership of such shares.

         (5) Consists of 11,647,734 shares of Common Stock held by First Reserve (through Fund VII, Fund VIII, GP VII and GP VIII) and 20,000 shares underlying stock options issued to William E. Macaulay in his capacity as a director of the Company. First Reserve Corporation may be deemed to share dispositive and voting control over these shares.

         (6) GP IX is the general partner of Fund IX and may be deemed to beneficially own the shares of Common Stock owned by Fund IX. First Reserve GP IX, Inc. as the general partner of GP IX may be deemed to beneficially own all of the shares of Common Stock owned by Fund IX and GP IX.


         (c) See description of acquisition by Fund IX in Item 4.

         (d) To the best knowledge of the Reporting Persons, no other person has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the shares of Common Stock owned by the Reporting Persons.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended to add the following at the end of Item 6:

         Fund IX entered into a Letter Agreement (the "Letter Agreement") with Deutsche Banc on February 26, 2002. Pursuant to the terms and conditions of the Letter Agreement, Fund IX purchased 7,874,015 shares of Common Stock of the Company from Deutsche Banc on March 4, 2002. As consideration for these shares, Fund IX delivered to Deutsche Banc on March 4, 2002 a cash payment of $100 million.

         On March 4, 2002, the Funds entered into the Second Amended and Restated Shareholders Agreement (the "Second Restated Shareholders Agreement") with the Company. Pursuant to the Second Restated Shareholders Agreement, Fund VIII has the right to designate one member of the board of directors of Pride, and can assign this right to either Fund VII or Fund IX. Fund VIII designated William E. Macaulay as its initial nominee for election to the Company's Board. Additionally, the Second Restated Shareholders Agreement (i) restricts the Funds' ability to acquire more than 19% of the voting power of the Company or the number of outstanding shares of any class or series of the Company's securities; (ii) restricts the Funds from selling in certain transactions to any person or group securities of the Company representing 5% or more of voting power of the Company; and (iii) grants the Funds certain demand and piggyback registration rights.

Joint Filing Agreement

         A Joint Filing Agreement dated March 5, 2002, by and between Fund VII, Fund VIII, Fund IX, GP VII, GP VIII, GP IX, First Reserve Corporation and First Reserve GP IX, Inc. has been executed by the Reporting Persons, a copy of which is attached hereto as Exhibit A and incorporated herein by reference.

ITEM 7.  EXHIBITS.

         Exhibit A Joint Filing Agreement dated March 5, 2002, by and between Fund VII, Limited Partnership; Fund VIII, L.P.; Fund IX, L.P.; First Reserve GP VII, L.P.; First Reserve GP VIII, L.P.; First Reserve GP IX, L.P.; First Reserve Corporation and First Reserve GP IX, Inc.

         Exhibit B: Letter Agreement dated as of February 26, 2002, between First Reserve Fund IX, L.P. and Deutsche Banc Alex. Brown Inc.

         Exhibit C: Second Amended and Restated Shareholders Agreement dated March 4, 2002, among Pride International, Inc., First Reserve Fund VII, Limited Partnership, First Reserve Fund VIII, L.P., and First Reserve Fund IX, L.P.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

         Dated:  March 5, 2002.

                                    FIRST RESERVE FUND VII, LIMITED PARTNERSHIP

                                    By: First Reserve GP VII, L.P., its General
                                         Partner

                                        By:  First Reserve Corporation,
                                             its General Partner



                                        By:  /s/ Thomas R. Denison
                                             ----------------------------------
                                             Name:   Thomas R. Denison
                                             Title:  Managing Director



                                    FIRST RESERVE FUND VIII, L.P.

                                    By: First Reserve GP VIII, L.P., its General
                                         Partner,

                                        By: First Reserve Corporation
                                            its General Partner



                                        By:  /s/ Thomas R. Denison
                                             ----------------------------------
                                             Name:   Thomas R. Denison
                                             Title:  Managing Director

                                     FIRST RESERVE FUND IX, L.P.

                                     By: First Reserve GP IX, L.P., its General
                                          Partner,

                                         By: First Reserve GP IX, Inc., its
                                               General Partner


                                         By:  /s/ Thomas R. Denison
                                              ----------------------------------
                                              Name:   Thomas R. Denison
                                              Title:  Managing Director



                                     FIRST RESERVE GP VII, L.P.

                                     By: First Reserve Corporation,
                                           its General Partner



                                         By:  /s/ Thomas R. Denison
                                              ----------------------------------
                                              Name:   Thomas R. Denison
                                              Title:  Managing Director



                                     FIRST RESERVE GP VIII, L.P.

                                     By: First Reserve Corporation, its General
                                           Partner



                                         By:  /s/ Thomas R. Denison
                                              ----------------------------------
                                              Name:   Thomas R. Denison
                                              Title:  Managing Director


                                     FIRST RESERVE GP IX, L.P.

                                     By: First Reserve GP IX, Inc., its General
                                           Partner



                                         By:  /s/ Thomas R. Denison
                                              ----------------------------------
                                              Name:   Thomas R. Denison
                                              Title:  Managing Director

                                     FIRST RESERVE CORPORATION



                                         By:  /s/ Thomas R. Denison
                                              ----------------------------------
                                              Name:   Thomas R. Denison
                                              Title:  Managing Director



                                     FIRST RESERVE GP IX, INC.



                                         By:  /s/ Thomas R. Denison
                                              ----------------------------------
                                              Name:   Thomas R. Denison
                                              Title:  Managing Director

                                   SCHEDULE I

         The name, business address and present principal occupation or employment of each of the executive officers and directors of the First Reserve Corporation are set forth below. Unless otherwise indicated, (i) the business address of each is 411 West Putnam Ave., Suite 109, Greenwich, Connecticut 06830, (ii) each such person is a citizen of the United States, and (iii) such person does not have any other principal occupation:



             Name                     Position with First Reserve Corporation
             ----                     ---------------------------------------

       William E. Macaulay        Chairman, CEO, Managing Director and Director

          John A. Hill            Vice Chairman, Managing Director and Director

          Ben A. Guill              President, Managing Director and Director

        Will Honeybourne                        Managing Director

       Thomas R. Denison           Managing Director, General Counsel, Secretary

       Jennifer Zarrilli       Vice President, Treasurer and Chief Financial Officer

                             SCHEDULE I (continued)

         The name, business address and present principal occupation or employment of each of the executive officers and directors of First Reserve GP IX, Inc. are set forth below. Unless otherwise indicated, (i) the business address of each is 411 West Putnam Ave., Suite 109, Greenwich, Connecticut 06830, (ii) each such person is a citizen of the United States, and (iii) such person does not have any other principal occupation:



               Name                   Position with First Reserve GP IX, Inc.
               ----                   ---------------------------------------

        William E. Macaulay           Chairman, CEO, Managing Director and Director

           John A. Hill                      Vice Chairman, Managing Director

          Ben A. Guill                 President, Managing Director and Director

        Will Honeybourne                            Managing Director

       Thomas R. Denison               Managing Director, General Counsel, Secretary

       Jennifer Zarrilli      Vice President, Treasurer, Chief Financial Officer, and Director

                                  EXHIBIT INDEX


         Exhibit           Description
         -------           -----------

         A                 Joint Filing Agreement.

         B Letter Agreement dated as of February 26, 2002 between First Reserve Fund IX, L.P. and Deutsche Banc
                           Alex. Brown Inc.

         C. Second Amended and Restated Shareholders Agreement dated March 4, 2002 Among Pride International, Inc.,
                           First Reserve Fund VII, Limited Partnership, First
                           Reserve Fund VIII, L.P., and First Reserve Fund IX,
                           L.P.